07025044

RECEIVED
2007 JUL 10 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

C&C group plc

Mr. Paul M. Dudek, Esq.,
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 USA

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

SUPPL

Re: **C&C Group Plc**
**SEC File No: 082-34854**

**Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Mr. Dudek,

Reference is hereby made to the letter dated 30th December 2004 (the "Application Letter") provided to the Securities and Exchange Commision (the "Commission") on behalf of C&C Group plc, a company incorporated under the laws of Ireland (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B), or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.candcgroupplc.com. At a minimum, the Company will publish English translations of the following documents; (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

Dlw 7/10

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at +353 1 616 1103.

Very truly yours,

Noreen O'Kelly
Group Secretary

# Regulatory Announcement

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**REFERENCE No: 82-34854**

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Holding(s) in Company |
| **Released** | 12:09 03-Jul-07 |
| **Number** | 5531Z |

## TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   C&C Group plc

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights: ( Yes )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: ( No )

   Other (please specify) : ( NO )



3. **Full name of person(s) subject to the notification obligation** (iii):

Morgan Stanley Investment Management Limited ("MSIM")

4. **Full name of shareholder(s)** (if different from 3.) (iv):

   Various Clients for which MSIM has voting authority

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   29th June 2007

6. **Date on which issuer notified:**

   2nd July 2007

7. **Threshold(s) that is/are crossed or reached:**

   > 5%

8. **Notified details:**

## A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ordinary shares | 17,398,155 | 15,445,879 |

**Resulting situation after the triggering transaction (vii)**

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ordinary Shares | 20,912,930 | | 18,689,686 | 5.73% | |

## B: Financial Instruments

**Resulting situation after the triggering transaction (xii)**

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | | | N/A | |

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| 18,689,686 | 5.73% |

### 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

### Proxy Voting:

### 10. Name of the proxy holder:

### 11. Number of voting rights proxy holder will cease to hold:

### 12. Date on which proxy holder will cease to hold voting rights:

..............

### 13. Additional information:

................

14. Contact name:

................

15. Contact telephone number:

................

## Annex to Notification Of Major Interests In Shares (xvi)

### A: Identity of the person or legal entity subject to the notification obligation

**Full name** (including legal form for legal entities):

Morgan Stanley Investment Management Limited

**Contact address** (registered office for legal entities):
25 Cabot Square
Canary Wharf
London E14 4 QA

**Phone number:**
+ 44 207 425 3092

**Other useful information** (at least legal representative for legal persons):

Malcolm Maeda

### B: Identity of the notifier, if applicable (xvii)

**Full name:**
Morgan Stanley Investment Management Limited

**Contact address:**
As above

**Phone number:**
As above

**Other useful information** (e.g. functional relationship with the person or legal entity subject to the notification obligation):

................

### C: Additional information :

................

### Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is

reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking,

insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

*This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.*

END

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# Regulatory Announcement

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**REFERENCE No: 82-34854**

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:01 03-Jul-07 |
| **Number** | 4900Z |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 2 July 2007, it purchased 500,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €9.8175 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 325,448,377.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829



END

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# Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Total Voting Rights |
| **Released** | 11:29 02-Jul-07 |
| **Number** | 4356Z |

**REFERENCE No: 82-34854**

**C&C Group plc**
**('C&C' or 'the Company')**

**TOTAL VOTING RIGHTS**

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, C&C announces that as of 30th June 2007:

C&C's issued share capital consists of 325,948,377 Ordinary Shares of nominal value €0.01 each with voting rights. C&C does not hold any Ordinary Shares in treasury. Therefore, the total number of voting rights in C&C is 325,948,377.

The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, C&C under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contact:

Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

END

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# Regulatory Announcement

Go to market news section

REFERENCE No: 82-34854

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 02-Jul-07 |
| **Number** | 3814Z |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 29 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.275 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 325,948,377.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829

END

Close

# Regulatory Announcement

**Go to market news section**

**REFERENCE No: 82-34854**

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 29-Jun-07 |
| **Number** | 2585Z |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 28 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.35 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 326,248,377.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829



END

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# Regulatory Announcement

RECEIVED
2007 JUL 10 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 28-Jun-07 |
| **Number** | 1619Z |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 27 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.1175 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 326,344,177.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829

END

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# Regulatory Announcement

**REFERENCE No: 82-34854**



| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 27-Jun-07 |
| **Number** | 0716Z |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 26 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.2575 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 326,644,177.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829

END

Close

# Regulatory Announcement



| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 26-Jun-07 |
| **Number** | 9849Y |

**REFERENCE No: 82-34854**

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 25 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.7565 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 326,944,177.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8829

END

Close

# Regulatory Announcement



**Go to market news section**

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 25-Jun-07 |
| **Number** | 9039Y |

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 22 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €11.275 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 327,244,177.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8968



END

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# Regulatory Announcement

REFERENCE No: 82-34854

Go to market news section

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Transaction in Own Shares |
| **Released** | 07:00 22-Jun-07 |
| **Number** | 8170Y |

**C&C Group plc**

**Transaction in Own Shares**

C&C Group plc announces that on 21 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €11.4825 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 327,544,177.

Enquires:

**Davy Corporate Broking**
Tel: +353 1 614 8968



END

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Regulatory Announcement **REFERENCE No: 82-34854**

Go to market news section

| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Annual Report and Accounts |
| **Released** | 09:49 21-Jun-07 |
| **Number** | 7652Y |

C&C Group plc
Annual Report and Accounts
Year ended 28 February 2007

Copies of the annual report for the year ended 28 February 2007 and the Annual General Meeting circular (including Notice of Annual General Meeting) have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel: +353 1 6778808

Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 20 7066 1000.

The annual report is also available for viewing on our website www.candcgroupplc.com.

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

END

END

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